SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                         SCHEDULE 13D/A
                (AMENDMENT NO. 1 TO SCHEDULE 13D)

            Under the Securities Exchange Act of 1934


                  EDUCATION ALTERNATIVES, INC.
    --------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
    --------------------------------------------------------
                 (Title of Class of Securities)

                            28139B100
    --------------------------------------------------------
                         (CUSIP NUMBER)

                        A. Baron Cass III
                        5005 LBJ Freeway
                       Suite 1130, LB 119
                      Dallas, Texas  75244
                         (972) 233-8778
    --------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       - with copies to -
                        George T. Lee III
             Akin, Gump, Strauss, Hauer & Feld, LLP
                 1700 Pacific Avenue, Suite 4100
                    Dallas, Texas 75201-4618
                         (214) 969-2800

                       September 12, 1997
    --------------------------------------------------------
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 28139B100                       Amendment No. 1 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     A. Baron Cass III
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                            (a) [  ]
                                                       (b) [X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

      N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                          [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF           7    SOLE VOTING POWER           0
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      0
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                               [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       N/A

14   TYPE OF REPORTING PERSON*

       IN


*SEE INSTRUCTIONS BEFORE FILLING OUT


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Prime Petroleum, Inc. Profit Sharing Trust
     75-2348013

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ x ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas

NUMBER OF           7    SOLE VOTING POWER           100,250
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      100,250
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,250

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

14   TYPE OF REPORTING PERSON*

     EP



*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 28139B100                       Amendment No. 1 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Barton J. Cohen
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a)[   ]
                                                       (b)[ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF           7    SOLE VOTING POWER           0
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      0
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A

14   TYPE OF REPORTING PERSON*

     IN



     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 28139B100                       Amendment No. 1 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sands Partnership #1 Money Purchase Pension Plan
     43-1384238

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF           7    SOLE VOTING POWER           148,250
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      148,250
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     148,250

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%

14   TYPE OF REPORTING PERSON*

     EP


*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 28139B100                       Amendment No. 1 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Cascoh, Inc.
     43-1406682

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri

NUMBER OF           7    SOLE VOTING POWER           43,900
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      43,900
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%

14   TYPE OF REPORTING PERSON*

     CO


*SEE INSTRUCTIONS BEFORE FILLING OUT



CUSIP No. 28139B100                       Amendment No. 1 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sands Partnership #1
     75-1672962

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF           7    SOLE VOTING POWER           0
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      0
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A

14   TYPE OF REPORTING PERSON*

     PN



*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 28139B100                      Amendment No. 1 to 13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sands Partnership #2
     75-1975952

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF           7    SOLE VOTING POWER           0
SHARES
BENEFICIALLY        8    SHARED VOTING POWER         0
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER      0
REPORTING
PERSON WITH         10   SHARED DISPOSITIVE POWER    0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A

14   TYPE OF REPORTING PERSON*

     PN



*SEE INSTRUCTIONS BEFORE FILLING OUT



                 AMENDMENT NO. 1 TO SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to shares of the common stock, par value $0.01 (the "Common Stock"), of Education Alternatives, Inc. (the "Issuer"), whose principal executive offices are located at 1300 Norwest Financial Center, 7900 Xerxes Avenue South, Minneapolis, Minnesota 55431.

ITEM 2.   IDENTITY AND BACKGROUND

    (a)-(c) This Statement is filed by A. Baron Cass III, Barton J. Cohen, Prime Petroleum, Inc. Profit Sharing Trust (the "Trust"), Sands Partnership #1 Money Purchase Pension Plan (the "Plan"), Cascoh, Inc., a Missouri corporation ("Cascoh"), Sands Partnership #1, a Texas general partnership, and Sands Partnership #2, a Texas general partnership (collectively, the "Reporting Persons").

    The business address for each of Mr. Cass, the Trust, the Plan, Sands Partnership #1 and Sands Partnership #2 is 5005 LBJ Freeway, LB #119, Dallas, Texas 75244. The business address for each of Mr. Cohen and Cascoh is 700 W. 47th Street, Suite 810, Kansas City, Missouri 64112-1805.

    The principal business of each of the Reporting Persons is investments.

    Mr. Cass and Mr. Cohen are the sole partners of Sands Partnership #1 and Sands Partnership #2. Mr. Cass and Mr. Cohen are the sole directors and shareholders of Cascoh, and Mr. Cohen is the President and Mr. Cass is the Vice-President and Secretary of Cascoh. Mr. Cass and Robert L. Swisher, Jr. are the trustees of the Trust. Mr. Swisher's business address is 5005 LBJ Freeway, LB #119, Dallas, Texas 75244 and his principal business is investments. Mr. Cass and his wife, Mrs. Darlene Cass, are the trustees of the Plan. Mrs. Cass is a housewife.

    The Reporting Persons may be deemed to be a group for reporting purposes under Regulation 13D-G.

    (d) None of the Reporting Persons, Mr. Swisher or Mrs. Cass has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the Reporting Persons, Mr. Swisher or Mrs. Cass has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. Cass, Cohen and Swisher and Mrs. Cass are citizens of the United States of America..

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     The Reporting Persons sold in the aggregate 204,000 shares of Common Stock at the prices noted in Schedule I hereto.

     The remaining 292,400 shares of Common Stock owned by the Reporting Persons were originally purchased, along with the 204,000 shares sold as noted in Schedule I hereto, in transactions effected in the over the counter market for an aggregate purchase price of $6,489,873 (including brokerage commissions), all of which was derived from the working capital of the Reporting Persons.

     Since such original purchase, the Reporting Persons have made certain transfers of shares of Common Stock among themselves.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons have acquired and disposed of Common Stock owned by them solely for investment purposes. Depending on their evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as they may deem material, the Reporting Persons may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by them.

     Except as set forth above, the Reporting Person has no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of September 23, 1997, the Reporting Persons beneficially owned an aggregate of 292,400 shares of Common Stock, representing approximately 3.9% of the Common Stock outstanding. As of such date, Mr. Cass individually owned no shares of Common Stock; the Trust owned 100,250 shares of Common Stock, representing approximately 1.3% of the Common Stock outstanding; the Plan owned 148,250 shares of Common Stock, representing approximately 2.0% of the Common Stock outstanding; Mr. Cohen individually owned no shares of Common Stock; Cascoh owned 43,900 shares of Common Stock, representing approximately 0.6% of the Common Stock outstanding; Sands Partnership #1 owned no shares of Common Stock and Sands Partnership #2 owned no shares of the Common Stock.

     According to the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 1997, a total of 7,489,637 shares of Common Stock were issued and outstanding as of March
31, 1997.

     The number of shares beneficially owned by the Reporting Persons, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of the Reporting Persons on September 12, 1997 is based on 7,489,637 outstanding shares of Common Stock as of March 31, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     (b) Each of the Reporting Persons has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock owned by such Reporting Person. As the sole shareholders and directors of Cascoh, Messrs. Cass and Cohen may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared voting and dispositive power with Cascoh with respect to the shares of Common Stock owned by Cascoh. As the trustees of the Trust, Mr. Cass and Mr. Swisher may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared voting and dispositive power with the Trust with respect to the shares of Common Stock owned by the Trust. As the trustees of the Plan, Mr. and Mrs. Cass may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared voting and dispositive power with the Plan with respect to the shares of Common Stock owned by the Plan.

     (c) Set forth on Schedule I hereto is a description of all transactions in the Common Stock effected during the past 60 days by the Reporting Persons.

     (d)  None, except as described above.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer on September 12, 1997 and therefore are no longer subject to the reporting obligations under Regulation 13D-G.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Exhibit A      Joint Filing Agreement



                           SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September  23, 1997


                         /s/A. BARON CASS III
                         ----------------------------------------
                         A. Baron Cass III

                         Prime Petroleum, Inc. Profit Sharing Trust


                         By:  /S/A. BARON CASS III
                            ------------------------------------
                            A. Baron Cass III, Trustee

                        Sands Partnership #1 Money Purchase Pension Plan


                        By:  /S/A. BARON CASS III
                            ------------------------------------
                            A. Baron Cass III, Trustee

                        Cascoh, Inc.


                        By:  /S/A. BARON CASS III
                            ------------------------------------
                            A. Baron Cass III, Trustee

                        Sands Partnership #1


                        By:  /S/A. BARON CASS III
                            ------------------------------------
                            A. Baron Cass III, Trustee

                        Sands Partnership #2


                        By:  /S/A. BARON CASS III
                            ------------------------------------
                            A. Baron Cass III, Trustee


                        /S/BARTON J. COHEN
                        ----------------------------------------
                        Barton J. Cohen


                           Schedule I
                       Recent Transactions


                     Transaction    Buy/    Quantity  Price per
      Seller             Date       Sell    (shares)  Share ($)
-------------------- -----------   -----   ---------  ----------

Cascoh                  8/21/97     Sell     14,000      $5.00
Cascoh                  8/25/97     Sell      5,000     $4.875
Sands Partnership #1    9/3/97      Sell     10,000    $5.3125
Sands Partnership #1    9/4/97      Sell     20,000      $5.00
Cascoh                  9/12/97     Sell     86,600      $5.65
Sands Partnership #1    9/12/97     Sell     38,400      $5.65
Sands Partnership #2    9/12/97     Sell     30,000    $6.0625
                                            -------
     Total                                  204,000
                                            =======